UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TRM Corporation
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------------------------------
(Title of Class of Securities)

872636105
---------------------------------------------------
(CUSIP Number)

June 20, 2006
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
	[     ] Rule 13d-1(b)
	[ X ] Rule 13d-1(c)
	[     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 2 OF 8 PAGES


1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	DDJ Capital Management, LLC
	04-3300754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	5	SOLE VOTING POWER
SHARES		1,075,000
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		1,075,000
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,075,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
6.37%


12	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 3 OF 8 PAGES


1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	October G.P., LLC
	04-3504881

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES		775,000
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		775,000
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
775,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
4.59%
12	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 4 OF 8 PAGES


1	NAME OF REPORTING PERSON
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
ONLY)
	The October Fund, Limited Partnership
	04-3504882

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
		(a) [ X ]
		(b) [    ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	5	SOLE VOTING POWER
SHARES		775,000
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		775,000
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
775,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	[     ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(9)
4.59%

12	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 5 OF 8 PAGES

Item 1(a)	Name of Issuer:
	TRM Corporation

Item 1(b)	Address of the Issuer's Principal Executive Offices:
5208 N.E. 122nd Avenue, Portland, OR  97230

Item 2(a)	Names of Persons Filing:
DDJ Capital Management, LLC ("DDJ"), October G.P.,
LLC ("October GP"), and The October Fund, Limited
Partnership ("October Fund").

Item 2(b)	Address or Principal Business Office or, if None,
Residence:
130 Turner Street, Building 3, Suite 600, Waltham,
Massachusetts 02453

Item 2(c)	Citizenship:
DDJ is a Massachusetts limited liability company; October
GP is a Delaware limited liability company; and October
Fund is a Massachusetts limited partnership.

Item 2(d)	Title of Class of Securities:
	Common Stock (the "Shares")

Item 2(e)	CUSIP Number:
		872636105

Item 3	Not Applicable.

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 6 OF 8 PAGES

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of June 27, 2006, October GP, as general partner to
October Fund, may be deemed the beneficial owner of 775,000 Shares held by October Fund. DDJ, as investment manager for October Fund, investment manager of October
GP, and investment manager for an account that DDJ manages on behalf of an institutional investor (the
"Account"), may be deemed the beneficial owner of 1,075,000 Shares, including the 775,000 Shares held by October Fund, and 300,000 Shares that are held by the Account. This aggregate amount of 1,075,000 Shares represents approximately 6.37% of the outstanding Shares of the Company.

(Note: A Schedule 13G was filed by DDJ, October GP, and October Fund on March 20, 2006, which indicated that such entities in the aggregate may be deemed the beneficial owner of approximately 5.26% of the outstanding Shares of the Company as of such date. However, because an outdated share outstanding figure was utilized in such calculation of such percentage, such Schedule 13G should have reflected that such entities in the aggregate may be deemed the beneficial owner of approximately 4.38%, and not 5.26%, of the outstanding Shares of the Company as of such date).

Item 4(b)	Percent of Class:	See attached cover sheets.

Item 4(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to
		direct the vote:	See attached cover sheets.
	(ii)	Shared power to vote or
		to direct the vote:	-0-
	(iii)	Sole power to dispose or to direct the
	disposition of:	See attached cover sheets.
	(iv)	Shared power to dispose or
		to direct the disposition of:	-0-

Item 5	Ownership of Five Percent or Less of a Class:

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
  [    ].

Item 6	Ownership of More than Five Percent on Behalf of Another
Person.
               See Item 4.

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 7 OF 8 PAGES

Item 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent
Holding Company.
	Not applicable.

Item 8	Identification and Classification of Members of the Group.
	See Item 4 above.

Item 9	Notice of Dissolution.
	Not applicable.

Item 10	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 872636105	PAGE 8 OF 8 PAGES


SIGNATURE
================
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2006	DDJ Capital Management, LLC

	By: /s/ Wendy Schnipper Clayton
	---------------------------------------------
	Wendy Schnipper Clayton
	Attorney-in-Fact*


October G.P., LLC
By: DDJ Capital Management, LLC,
Manager

By:/s/ Wendy Schnipper Clayton
----------------------------------------
Wendy Schnipper Clayton
Attorney-in-Fact*


The October Fund, Limited
Partnership
By: October G.P., LLC, its General
Partner
By: DDJ Capital Management, LLC,
Manager

By:/s/ Wendy Schnipper Clayton
----------------------------------------
Wendy Schnipper Clayton
Attorney-in-Fact*


*See Limited Power of Attorney filed with Trikon Technologies Schedule 13G dated March 3, 2000.